UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

ALLIED ESPORTS ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09216T107

(CUSIP Number)

Claudia Goldfarb

Black Ridge Oil & Gas, Inc.

1440 N. Union Bower

Irving, TX 75061

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

With a copy to:

Jill R. Radloff, Esq.

50 South Sixth Street

Suite 2600

Minneapolis, MN 55402

November 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Black Ridge Oil & Gas, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Other – See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,655,404
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,655,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Percentage calculated based on 35,110,843 shares of common stock outstanding shares as reported in the prospectus supplement filed by Allied Esports Entertainment, Inc. with the Securities and Exchange Commission on November 16, 2020.

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CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Claudia Goldfarb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,655,404
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,655,404

11	SHARED DISPOSITIVE POWER 1,655,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Percentage calculated based on 35,110,843 shares of common stock outstanding shares as reported in the prospectus supplement filed by Allied Esports Entertainment, Inc. with the Securities and Exchange Commission on November 16, 2020.

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CUSIP No. 09216T107

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 19, 2019 by the Reporting Persons relating to shares of Common Stock of the Issuer (the “Initial Statement”), the amendment to Schedule 13D filed with the Securities and Exchange Commission on June 17, 2020 (the “First Amendment”) the amendment to Schedule 13D filed with the Securities and Exchange Commission on August 12, 2020 (the “Second Amendment”) and the amendment to Schedule 13D filed with the Securities and Exchange Commission on September 2, 2020 (the “Third Amendment” and collectively with the Initial Statement (the “Prior Statements”)). Information reported in the Prior Statements remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Statements. All references in the Prior Statements and this Amendment to the “Schedule 13D” will be deemed to refer to the Prior Statements as amended and supplemented by this Amendment.

Item 2.	Identity and Background.

(a) This Amendment is being filed jointly by the following persons (the “Reporting Persons”):

●	Black Ridge Oil & Gas, Inc. (“Black Ridge”), a Delaware corporation; and

●	Claudia Goldfarb, an individual who is chief executive officer of Black Ridge.

(b) The principal office and place of business for Black Ridge and Ms. Goldfarb is 1440 N. Union Bower Irving, TX 75061.

(c) Black Ridge’s principal business activities involve the freeze-dried fruits and vegetables business for human consumption. Effective October 1, 2020, Ms. Goldfarb was appointed as the Company’s Chief Executive Officer.

(d) - (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Black Ridge is a Delaware corporation. Ms. Goldfarb is a citizen of the United States.

Item 5.	Interests in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of this Schedule 13D are hereby amended to include the following:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference. As of 4:00 p.m. Eastern time on November 24, 2020, the Reporting Persons beneficially owned 1,655,404 shares of Common Stock, representing approximately 4.7% of the Issuer’s outstanding shares of Common Stock. Following the transactions with respect to the Issuer’s Common Stock as set forth in Schedule A to this Amendment, the Reporting Persons no longer own more than five percent of the Issuer’s Common Stock.

Percentage calculated based on 35,110,843 shares of common stock outstanding shares as reported in the prospectus supplement filed by Allied Esports Entertainment, Inc.’s filed with the Securities and Exchange Commission on November 16, 2020.

(c)Except as set forth in Schedule A to this Amendment, none of the Reporting Persons has effected any transactions with respect to shares of the Issuer’s Common Stock in the last 60 days.

(e) As of November 18, 2020, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock.

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CUSIP No. 09216T107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2020

BLACK RIDGE OIL & GAS, INC.

By:	/s/ Claudia Goldfarb
Claudia Goldfarb
Chief Executive Officer

By:	/s/ Claudia Goldfarb
Claudia Goldfarb

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Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to shares of Common Stock of the Issuer effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m. Eastern time, on November 24, 2020. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Number of Securities	Price Per Security
Black Ridge Oil & Gas, Inc.	11/18/2020	Sale of Common Stock	59,117	$1.0053
Black Ridge Oil & Gas, Inc.	11/23/2020	Sale of Common Stock	59,117	$1.0007
Black Ridge Oil & Gas, Inc.	11/24/2020	Sale of Common Stock	5,891	$1.0144

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